21002627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2021
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCORP GROUP INTERNATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 EAST COMMERCIAL BLVD SUITE 825
(No. and Street)

Ft. Lauderdale (City) Florida (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NICHOLAS SILVA 954-334-0009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HACKER JOHNSON & SMITH PA
(Name – *if individual, state last, first, middle name*)

500 West Cypress Creek Road Suite 450 (Address) Ft. Lauderdale (City) Florida (State) 33309 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Silva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCORP GROUP INTERNATIONAL CORPORATION, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nicholas Silva

Signature

CHIEF FINANCIAL OFFICER

Title

Note: Based on relief provided by SEC staff and difficulties arising from COVID-19, this report is being filed without a notarization.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL CORPORATION

DECEMBER 31, 2020

TABLE OF CONTENTS

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
Financorp Group International Corporation
Fort Lauderdale, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2015.
Fort Lauderdale, Florida
February 25, 2021

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 2,760,013
Furniture, equipment and leasehold improvements, net	40,881
Other assets	87,871
TOTAL ASSETS	$ 2,888,765

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 598,044
Paycheck protection program loan	107,503
Due to parent	40,973
TOTAL LIABILITIES	$ 746,520
COMMITMENTS AND CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	992,245
TOTAL STOCKHOLDER'S EQUITY	$ 2,142,245
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,888,765

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by Financorp Group Holdings ("the Parent"), a company organized and existing under the laws of Delaware.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership. During the year ending December 31, 2020 substantially all of the commission income earned by the Company was derived from these affiliates.

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated lives of the respective assets or the life of the related lease, if shorter.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Pronouncements: In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-02, Leases (Topic 842). ASU 2016-02 is intended to improve financial reporting of leasing transactions by requiring organizations that lease assets to recognize assets and liabilities for the rights and obligations created by leases on the balance sheet. However, for leases with a term of twelve months or less, the lessee is permitted to make an election not to recognize the lease assets and lease liabilities.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

The Company adopted ASU 2016-02 on January 1, 2019. Our only lease at the adoption date was an operating lease for an office location that has a 7-year term, commenced in March of 2015, does not offer any options to extend, and does contain a rent escalation clause. The effect of this ASU increased total assets by $116,931 and total liabilities by $125,772, at the adoption date

With respect to the lease recognized on the balance sheet as of December 31, 2020, the right of use asset of $44,974 and operating lease liability of $52,192 are included in the caption "other assets" and "accrued liabilities", respectively, in the accompanying balance sheet.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

At December 31, 2020, cash of $726,715 was held in interest-bearing accounts at Centennial Bank and $2,033,298 at Interactive Brokers. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with Interactive Brokers to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $2,165,970 which was $2,065,970 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .2743 to1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

For the month of December 2020, the Company earned $295,825 of commission and interest revenue and incurred $194,962 of clearing expenses. During the month of December 2020, the company received $100,863 from the Clearing broker.

NOTE 5 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

At December 31, 2020, property and equipment were summarized as follows:

Leasehold Improvements	129,502
Office furniture fixtures and equipment	295,836
	425,338
Less, accumulated depreciation and amortization	384,457
Furniture, equipment and leasehold improvements, net	$ 40,881

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement on July 11, 2014 for office space in Ft. Lauderdale, Florida. The Company began occupying the space on March 1, 2015. This lease expires on March 31, 2022.

We adopted ASU 2016-02, Leases on January 1, 2019, which resulted in the recognition of one operating lease on the balance sheet in 2019 and forward. See Note 1 – "Recent Pronouncements" for more information on the adoption of the ASU. We determine if a contract contains a lease at inception and recognize operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date. The right-of-use asset and operating lease liability is disclosed below and are included in the caption "Other assets" and "Accrued liabilities", respectively, in the accompanying balance sheet. As our lease does not provide an implicit rate, we used our incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The components of lease assets and liabilities during at December 31, 2020 are as follows:

Operating lease right of use asset	$	44,974
Operating lease liability	$	52,192
Remaining lease term-operating lease (in years)		1.25
Discount rate		4%

Future minimum lease payments under our non- cancellable lease, reconciled to our operating lease liability as follows:

As of December 31, 2020:		Amounts
2021	$	43,045
2022		10,840
Total	$	53,885
Less interest		(1,693)
Total operating lease liability	$	52,192

NOTE 6 - COMMITMENTS AND CONTINGENCIES, continued

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report, there were no such claims.

The Company is subject to risks related to the public health crisis associated with the Coronavirus global pandemic ("COVID-19"). Federal, state and local governments have taken measures to slow the spread of COVID-19. The measures have included limiting travel, temporarily closing businesses and issuing stay at home order which has caused steep decline in economic activity. The long-term effect of these measures cannot be determined. Management believes the measures may have significant impact on the Company's financial position and results of operations.

The amount of the impact is unquantifiable currently but deemed to be significant by management as the Company may experience a reduction of cash flows and an overall reduction in earnings as a result of COVID-19.

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Income tax expense of $218,775 represents current income tax expense of $223,227 and a deferred tax benefit of ($4,452). The net deferred tax asset included in "other assets" on the statement of financial condition is $7,428 as of December 31, 2020, and consists of the following:

Deferred Tax Assets :	Amount
Deferred rent	$ 1,770
Additional depreciation for tax	5,658
Net deferred tax asset	$ 7,428

NOTE 7 - INCOME TAXES, continued

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized.

Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal, state and city income tax returns for the years after 2016 remain subject to examination by the taxing authorities.

NOTE 8 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

NOTE 8 - MARKETABLE SECURITIES, continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2020, the Company did not hold any securities in its investment account.

NOTE 9 – MAJOR CUSTOMERS AND ECONOMIC DEPENDENCE

Five affiliated customers accounted for approximately 99% of the Company's commission revenue for the year. Two are off-shore funds and the other is a trust related to the Mendoza family.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company paid accrued distributions on January 2, 2020 to a shareholder totaling $500,000 during the year ended December 31, 2020.

NOTE 11 – PAYCHECK PROTECTION PROGRAM LOAN

On May 6, 2020, the Company executed a Promissory note with the Small Business Administration (SBA) under its Paycheck Protection Program ("PPP") in the amount of $107,503. The loan bears an interest rate of 1.00%. Interest and principal payments were set to begin on December 05, 2020. The loan matures on May 5, 2022.

The Company used the proceeds of the loan for payroll costs incurred by the Company during the 24-week period beginning on the date of the disbursement of the PPP loan. The Company believes that they have fulfilled all requirements under the PPP and are eligible for forgiveness of the loan during 2021.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2020 through February 24, 2021, the date that the financial statements were available to be issued and available, noted that there were no subsequent events.